EX-99.77C - Safeco Taxable Bond Trust - Safeco Intermediate-Term
U.S. Treasury Fund

A special meeting of the shareholders of the Intermediate-Term U.S. Treasury Fund (the "Fund"), a series Fund of the Taxable Bond Trust, was held on September 26, 2003. By a vote of 1,621,154 to 89,479, the shareholders of the Fund approved a Plan of Reorganization whereby shareholders of the Fund agreed to merge into the Intermediate-Term U.S. Government Fund by exchanging their 2,703,631 shares for 2,998,130 shares of the Intermediate-Term U.S. Government Fund.